UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Reeves Telecom Limited Partnership

(Name of the Issuer)

Reeves Telecom Limited Partnership

Grace Property Management, Inc.

John S. Grace

(Name of Person(s) Filing Statement)

Limited Partnership Units

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Peter Metz, President	Copy to:
Grace Property Management, Inc	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2221	Bloomfield, CT 06002
(860) 256-7160

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a. The filing of soliciting materials or an information statement subject to Regulation 14A (17 C.F.R. 240.14a-1 to 240.14b-2), Regulation 14C (17 C.F.R. 240.14c-1 to 240.14cb101) or Rule 13c-3 (17 C.F.R. 240.13e-3(c)under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$55,628.37	$11.13

* The filing fee is calculated based on 68,688 Limited Partnership Units, the maximum number of Limited Partnership Units that will be redeemed by Reeves Telecom Limited Partnership in the Reverse Unit Split, multiplied by $0.81 per Limited Partnership Unit, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 and is equal to one-fiftieth of one percent of $55,628.37.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Final Amendment") is being filed by Reeves Telecom Limited Partnership, a South Carolina limited partnership (the "Partnership"), its general partner, Grace Property Management, Inc. (the “General Partner”), and John S. Grace, an affiliate of the General Partner.

This Final Amendment is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13e-3(d)(3) to report that at the Special Meeting of Partners held on May 24, 2013, the Partners approved the amendment (the “Amendment”) to the Limited Partnership Agreement of the Partnership to effect a reverse unit split to reduce the number of units of the Partnership (the "Units") in which one new Unit (the "New Unit") will be exchanged for 101 old Units (the "Old Units") presently issued and outstanding (the "Reverse Unit Split"). The Reverse Unit Split provides that holders who own less than 101 Old Units are entitled to receive from the Partnership $0.81 for each Old Unit and any other holder who holds a number of New Units not evenly divisible by 101 is entitled to receive $0.81 for each Old Unit not exchanged for a New Unit. No fractional New Units will be issued to any holder of less than one New Unit. The Amended and Restated Limited Partnership Agreement containing the Amendment was filed with the Secretary of State of South Carolina on May 24, 2013, effective as of that date. The effect of the Reverse Unit Split is that less than 500 holders of Units remain and the Partnership will promptly file a Form 15 with the SEC to terminate the registration of the Units under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and suspend the Partnership’s reporting obligations under Section 15(d) of the 1934 Act.

The Amendment was approved by Partners holding 349,187 Partner Units, representing more than 50% of the Partner Units outstanding and entitled to vote on the record date for the Special Meeting.

The Reverse Unit Split and resultant going-private transaction are described in the definitive proxy statement filed by the Partnership on April 30, 2013 pursuant to Regulation 14A under the 1934 Act (the "Proxy Statement"). A copy of the Proxy Statement is incorporated by reference as Exhibit 1. The information previously furnished in Amendment No. 3 to this Schedule 13E-3 filed on May 1, 2013 remains unchanged, except as amended herein, and is omitted pursuant to General Instruction J of Schedule 13E-3.

ITEM 15. ADDITIONAL INFORMATION.

(c)	Other Material Information.

The information set forth under “Introduction” to this Final Amendment is incorporated herein by reference.

ITEM 16. EXHIBITS.

1.	Definitive Proxy Statement, including Appendices A through C, filed April 30, 2013 under cover of Schedule 14A, File No. 000-09305, incorporated herein by reference from Exhibit 1 to the Schedule 13E-3 of Reeves Telecom Limited Partnership, filed May 1, 2013, File No. 005-32580.

2.	Opinion of Juliano & Marks, LLC re tax consequences of Reverse Unit Split to the Partnership, incorporated herein by reference from Exhibit 2 to the Schedule 13E-3 of Reeves Telecom Limited Partnership, filed February 19, 2013, File No. 005-32580.

3.	Ingram & Company, Inc. appraisal of the Boiling Spring Lakes property as of December 31, 2012, incorporated herein by reference from Exhibit 99.1 to the Form 10-K of Reeves Telecom Limited Partnership for the year ended December 31, 2012, filed February 19, 2013, File No. 000-09305.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2013	REEVES TELECOM LIMITED PARTNERSHIP

	By:	Grace Property Management, Inc.
	Its:	General Partner

	By:	/s/ Peter Metz
Peter Metz
	Its:	President

GRACE PROPERTY MANAGEMENT, INC.

	By:	/s/ Peter Metz
Peter Metz
	Its:	President

/s/ JOHN S. GRACE
John S. Grace

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